Filed by UGI Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AmeriGas Partners, L.P.

Commission File No. 001-13692

Date: July 22, 2019

COMBINATION TO DELIVER COMPELLING LONG-TERM VALUE An Important Message for ALL AmeriGas Unitholders A Special Meeting of AmeriGas Unitholders Will be Held on AUGUST 21, 2019. Your Vote is Important to Realizing the Value of the Proposed Combination. Fill Out Your Proxy Card to Vote FOR the Value-Enhancing Combination TODAY.

OVERVIEW OF THE VALUE-ENHANCING COMBINATION On April 2, 2019, AmeriGas Partners, L.P. (NYSE: APU) and UGI Corporation (NYSE: UGI) announced a merger agreement that is expected to be beneficial to the investors of both companies. Under the terms of the agreement, AmeriGas unitholders will receive 0.50 shares of UGI common stock plus $7.63 in cash consideration for each common unit of AmeriGas, representing a premium of 21.9% to AmeriGas’ 30-day(1) volume weighted average price and a 13.5% premium to the April 1, 2019 closing price of $31.13. As part of the transaction, AmeriGas will no longer be a Master Limited Partnership (“MLP”) and will instead become a wholly owned subsidiary of UGI. UGI and AmeriGas have worked together for 60 years, of which, UGI has served as the sole general partner since 1995. UGI currently owns approximately 26% of AmeriGas’ units. After conducting a comprehensive review of strategic alternatives, the Board of Directors of AmeriGas determined that a merger with UGI was the most compelling next step in AmeriGas’ development and the most compelling option for you, as a unitholder. THE BOARD OF AMERIGAS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE UGI AMERIGAS COMBINATION. (1) For the 30-day period ended April 1, 2019

THE COMBINATION WITH UGI IS EXPECTED TO DELIVER SIGNIFICANT NEAR AND LONG TERM BENEFITS TO AMERIGAS UNITHOLDERS, INCLUDING: • An immediate 13.5% premium to the value of your units as of April 1, 2019, the day before the transaction was announced. • Opportunity to share in the value of UGI, which has a diversified asset portfolio and a history of meeting long-term commitments to shareholders including 6% - 10% annual earnings growth and 4% annual dividend growth. • A financially stronger AmeriGas with an improved cost of capital, lower debt and significantly enhanced credit profile – all vital ingredients for sustained growth and stability. • More efficiencies resulting from dissolution of administratively complex MLP structure, which also resolves distribution coverage challenges. • A 15% increase – or $200 million – in cash flow per share for fiscal 2020, which will be used to grow the UGI business with diversified investments across all segments. • Continued EPS and dividend growth driven by cash engine of combined company. TO REALIZE THESE BENEFITS, AMERIGAS UNITHOLDERS MUST VOTE IN FAVOR OF THE PROPOSED COMBINATION. You can choose to vote by telephone, Internet, or by mail by following the easy instructions on the enclosed proxy card.

UGI'S SUPERB TRACK RECORD OF GROWTH AND VALUE CREATION

AmeriGas unitholders will immediately benefit from being part of a **larger, stronger, and more diversified company**, with terrific growth potential and a demonstrated track record of creating outstanding value for shareholders.

Below is a chart highlighting UGI's total shareholder return over the last two decades. As you can see, UGI has significantly outperformed the S&P 500, S&P 500 Utilities and S&P 400 Midcap over the last 1, 5, 10 and 20 years.

UGI'S OUTPERFORMANCE DRIVEN BY CADENCE OF DISCIPLINED INVESTMENTS



2450
1950
1450
950
450
-50
Total Return %
Began Cylinder Exchange
Entered Europe
Entered France
Columbia Propane Acquisition
Acquired TXU Corp's NE Gas Marketing Operation
Acquired Utility Operations of PG Energy
Acquired Gas Utility Operations of PPL
Heritage Acquisition
1 BCF Expansion of Temple LNG
Auburn I Project
Auburn II Project
PennEast Pipeline Announced
Union Dale Pipeline Project
Finagaz Acquisition Nearly Doubles Volume in France
Manning LNG Project
Sunbury Pipeline Project
UGI
S&P 500
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
Dec07
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18

TOTAL SHAREHOLDER RETURN CAGR (as of 12/31/18)

	1 Year	5 Year	10 Year	20 Year
UGI Corp	**15.9%**	**16.7%**	**15.8%**	**16.3%**
S&P 500	-4.4%	8.5%	13.1%	5.6%
S&P 500 Utilities	4.1%	10.7%	15.8%	6.5%
S&P 400 Midcap	-11.1%	6.0%	13.7%	9.0%

END A WIN-WIN COMBINATION BUILT ON A SUCCESSFUL 60-YEAR PARTNERSHIP “Our two companies have a long and successful history of working together, spanning 60 years. A consolidation of AmeriGas’ ownership maximizes value for both companies and our respective stakeholders, as we will be better positioned to invest and grow. In particular, we welcome AmeriGas’ current unitholders and look forward to being exceptional stewards of their capital.” John L. Walsh President and Chief Executive Officer of UGI “After conducting a comprehensive review of strategic alternatives, both the AmeriGas and UGI Boards determined that a merger of AmeriGas was the most compelling next step in our development. The transaction with UGI supports a strong and stable AmeriGas and empowers a focus on growth opportunities.” Hugh J. Gallagher President and Chief Executive Officer of AmeriGas +

END NO MATTER HOW MANY OR HOW FEW UNITS YOU OWN, YOUR VOTE IS IMPORTANT TO ENSURE THAT AMERIGAS UNITHOLDERS SHARE IN REALIZING THE COMPELLING VALUE THAT THE COMBINATION WITH UGI HAS TO OFFER. Vote today FOR the proposed combination by following the instructions on your enclosed Proxy Card. For questions about how to vote, call: INNISFREE M&A INCORPORATED Unitholders Call Toll Free: (888) 750-5834 Banks and Brokers: (212) 750-5833 Forward-Looking Statements All statements in this document (and oral statements made regarding the subjects of this communication) other than historical facts are forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of UGI Corporation (“UGI”) and AmeriGas Partners, L.P. (“AmeriGas”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to UGI and its stockholders, and AmeriGas and its unitholders; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. While UGI believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on UGI, AmeriGas and their customers; changes in tax laws that impact master limited partnerships and the continued analysis of recent tax legislation; conditions in the energy industry, including cost volatility and availability of all energy products, including propane, natural gas, electricity and fuel oil as well as increased customer conservation measures; adverse weather conditions; the financial condition of UGI’s and AmeriGas’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; liability for uninsured claims and for claims in excess of insurance coverage; domestic and international political, regulatory and economic conditions in the United States and in foreign countries, including the current conflicts in the Middle East; foreign currency exchange rate fluctuations (particularly the euro); the timing of development of Marcellus Shale gas production; the results of any reviews, investigations or other proceedings by government authorities; addressing any reviews, investigations or other proceedings by government authorities or stockholder actions; the performance of AmeriGas; and the interruption, disruption, failure, malfunction or breach of UGI’s or AmeriGas’ information technology systems, including due to cyber-attack. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of UGI’s and AmeriGas’s Annual Reports on Form 10-K for the fiscal year ended September 30, 2018, and those set forth from time to time in each entity’s filings with the SEC, which are available at www.ugicor.com and www.amerigas.com, respectively. Except as required by law, UGI and AmeriGas expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. No Offer or Solicitation This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where You Can Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between UGI and AmeriGas will be submitted to AmeriGas’s unitholders for their consideration. In connection with the proposed transaction, UGI and AmeriGas, as applicable, have filed a registration statement on Form S-4, including a proxy statement/prospectus of UGI, and other related documents, including a Schedule 13E-3 and the merger agreement relating to the proposed transaction (collectively, with any other document that may be filed, the “Disclosed Documents”), with the Securities and Exchange Commission (“SEC”). BEFORE MAKING ANY VOTING DECISION OR ELECTION, INVESTORS AND SECURITY HOLDERS OF UGI AND AMERIGAS ARE ADVISED TO CAREFULLY READ THE DISCLOSED DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus has been sent to AmeriGas unitholders as of July 1, 2019 in connection with the special meeting of AmeriGas unitholders to be held on August 21, 2019 to approve the proposed merger. Investors and security holders may obtain a free copy of the Disclosed Documents from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the Disclosed Documents from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Solicitation UGI, AmeriGas, AmeriGas Propane, Inc, the general partner of AmeriGas, and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on December 20, 2018, and AmeriGas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which are filed with the SEC.